NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.712.2800 F 202.712.2860 nelsonmullins.com

March 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Monroe Capital Corporation –
Post-Effective Amendment No. 3 to Registration Statement on Form N-2, File No. 333-216665

Ladies and Gentlemen:

On behalf of Monroe Capital Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2, File No. 333-216665 (the “Prior Registration Statement”), initially filed on March 13, 2017 and declared effective on April 28, 2017, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2017, together with disclosure relating thereto.

If you have any questions or comments regarding the foregoing, please feel free to contact me via telephone at (202) 689-2806 or via e-mail at jon.talcott@nelsonmullins.com.

Sincerely,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

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